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                                  ARMADA FUNDS

                     Amendment No. 4 of Code of Regulations
           as Adopted at the Regular Meeting of the Board of Trustees
                               held July 17, 1997


         RESOLVED, that Article VII, Paragraph 4.1 of the Trust's Code of Regulations be, and the same hereby is, amended to read as follows:

                  4.1 NUMBER. The officers of the Trust shall be chosen by the Trustees and shall include a President, a Secretary and a Treasurer. The Board of Trustees may from time to time elect or appoint one or more Vice Presidents, Assistant Secretaries and Assistant Treasurers.